Second Quarter Report to Shareholders

HIGHLIGHTS

	Three months ended		Six months ended

(thousands of Canadian dollars except per share data)	Feb. 28	Feb. 28	Feb. 28	Feb. 28
(unaudited)	2003	2002	2003	2002

		(restated)(2)		(restated)(2)

Revenues	147,542	167,682	313,484	347,863
EBITDA(1)	31,431	31,561	79,389	80,217
Net income	7,028	19,309	15,324	23,055
Per share basic	$0.16	0.45	$0.36	0.54
Per share diluted	$0.16	0.45	$0.36	0.54
Cash flow derived from operations	50,897	57,292	92,544	113,550
Per share basic	$1.19	1.34	$2.17	2.66
Per share diluted	$1.19	1.33	$2.17	2.65
Weighted average number of Class A voting and Class B non-voting shares (thousands)
Basic	42,641	42,611	42,641	42,616
Diluted	42,641	42,935	42,641	42,776

(1)	EBITDA means net income before minority interest, equity earnings from investees, income tax expense, restructuring charges, other (income)/expense, loss/(gain) on sale of investments, interest on long-term debt, amortization and depreciation.

(2)	See notes 2(a) and 2(b) to the consolidated financial statements which discuss the adoption of the proportionate consolidation for certain investments on a retroactive basis and the new Canadian accounting standard with respect to foreign currency translation.

SIGNIFICANT EVENTS IN THE QUARTER

•	On December 10, 2002, at Corus’ Annual General Meeting, the Company confirmed its commitment to its vertical integration strategy and the importance of owning content. Corus outlined its action plan to position Nelvana as a key component of the Company’s overall business strategy and announced the appointment of Doug Murphy to Executive Vice President, Business Development for Nelvana.

•	On February 3, 2003, Corus’ Nelvana celebrated its wins at the 30th annual Annie Awards. The Emmy Award winning Rolie Polie Olie won Outstanding Achievement Video Production for its first-ever full-length movie, Rolie Polie Olie: The Great Defender of Fun, and the award for Outstanding Achievement in an Animated Television Production Produced for Children for the television series.

•	On February 14, 2003 the CRTC approved an application by Corus Entertainment to change the frequency of our radio station CIZN-FM in Cambridge from 92.9 to 107.5 MHz and to increase the station’s power from 560 watts to 2,500 watts, which will improve the quality of our signal and expand our coverage area.

•	On February 28, 2003, Corus announced that Bryan Ellis, Executive Vice President of Corus Television, has added management responsibilities for Corus Radio stations in Barrie, Guelph, Kitchener, Collingwood and Cornwall to his existing role in overseeing Corus’ integrated conventional television and radio operations in Kingston and Peterborough.

SIGNIFICANT EVENTS SUBSEQUENT TO THE QUARTER

•	On March 3, 2003, Nelvana announced that its state-of-the-art CGI production, Miss Spider’s Sunny Patch Kids, featuring the voices of Brooke Shields and Rick Moranis, would be broadcast on Nickelodeon in the U.S. and TELETOON in Canada.

•	On March 7, 2003, Corus and Serendipity Point Films reached an agreement that will see Corus, through its pay-TV service Movie Central, invest in six feature films produced by Robert Lantos over the next four years.

•	On March 21, 2003, Corus’ Nelvana continued the year’s successful selling streak with some of its hottest properties being picked up prior to the MIP TV international sales market. Franklin, Braceface, The Berenstain Bears, Beyblade and The Fairly Odd Parents were just some of the Company’s most popular series that are generating interest and sales in major markets.

•	On March 28, 2003 the Copyright Board of Canada issued its decision on a proposal by the Canadian Musical Reproduction Rights Agency (CMRRA) and the Society for Reproduction Rights of Authors, Composers, and Publishers in Canada (SODRAC) for tariffs on the reproduction of musical works by commercial radio stations. The decision requires radio licensees to commit up to 0.8% of revenues, retroactive to 2001, to be paid in royalties to Canadian artists.

•	The CRTC considered Corus’ application for an urban-format Montreal FM radio license in a public hearing which began February 3, 2003. A decision is not expected until later this year.

•	CRTC approval has now been received from the sale of Oshawa Radio. The transaction is expected to close in May.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following should be read in conjunction with the Management Discussion and Analysis and Consolidated Financial Statements and the Notes thereto included in our August 31, 2002 Annual Report. All amounts are stated in Canadian Dollars unless specified otherwise.

Supplemental Earnings Measures

In addition to providing earnings measures in accordance with Generally Accepted Accounting Principles (GAAP), the Company presents certain supplemental earnings measures and financial information. These are income before depreciation, amortization, interest, other and income taxes (EBITDA), pro forma information, and adjusted basic earnings per share. These measures and financial information do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies.

EBITDA

This measure is provided to assist investors in determining the ability of the Company to generate cash from operations to cover financial charges before income and expense items from investing activities, income taxes and items not considered to be in the ordinary course of business. It is also widely used for valuation purposes. A reconciliation of EBITDA (which corresponds to the line item Operating income before the following) and net income is provided in the consolidated statements of income and retained earnings. EBITDA is calculated as net income before minority interest, equity earnings from investees, income tax expense, restructuring charges, other (income)/expense, loss/(gain) on sale of investments, interest on long-term debt, amortization and depreciation. A listing of these items is disclosed in the consolidated statements of income and retained earnings. These items are excluded in the determination of EBITDA as they are non-cash in nature, pre-tax, financing charges, income or expense from investing activities or are not considered to be in the ordinary course of business. EBITDA should not be considered in isolation of or as a substitute for (1) net income or loss, as an indicator of the Company’s operating performance, or (2) cash flows from operating, investing and financing activities, as a measure of the Company’s liquidity.

Pro forma information

Pro forma information (including pro forma revenues, pro forma EBITDA and pro forma EBITDA margin) is provided to assist investors in comparing results between periods after giving effect to significant acquisitions and divestitures. In particular, results from the same period in fiscal 2002 have been adjusted to reflect operating results of all businesses reporting in the current period as if the businesses had been owned for the same number of days in the prior year. Pro forma information is provided on the basis of the Company’s reportable business segments (Television, Radio and Content) for revenues and EBITDA, since there were acquisitions and/or dispositions in each of these divisions during fiscal 2002 or fiscal 2003.

Adjusted basic earnings per share

Adjusted basic earnings per share is provided to assist investors in comparing results between periods after giving effect to items not considered to be in the ordinary course of business and accounting policy changes. A reconciliation of basic earnings per share and adjusted basic earnings per share is provided in Appendix A. Adjusted basic earnings per share should not be considered in isolation of or as a substitute for basic earnings per share as a measure of the Company’s profitability.

Pro forma results reconciliation

The following tables reconcile pro forma revenues and EBITDA for the second quarter and for the six months ended February 28, 2002 to actual results as reported in the consolidated statement of income for the same periods and should be read in conjunction with the preceding comments on supplemental earnings measures:

	Three months ended February 28, 2002
(thousands of Canadian dollars)
(unaudited)	As reported	Acquisitions	Dispositions	Pro forma

	(restated)(2)

Revenues:
Television	78,940	1,400	(8,746)	71,594
Radio	43,482	238	—	43,720
Content
- production & distribution	25,533	—	—	25,533
- branded consumer products	20,356	—	(14,606)	5,750
Eliminations	(629)	—	—	(629)

	167,682	1,638	(23,352)	145,968

EBITDA:(1)
Television	22,335	(577)	(2,402)	19,356
Radio	5,408	78	—	5,486
Content
- production & distribution	3,733	—	—	3,733
- branded consumer products	1,583	—	(618)	965
Corporate	(1,364)	—	—	(1,364)
Eliminations	(134)	—	—	(134)

	31,561	(499)	(3,020)	28,042

	Six months ended February 28, 2002

	As reported	Acquisitions	Dispositions	Pro forma

	(restated)(2)

Revenues:
Television	154,918	14,020	(15,009)	153,929
Radio	99,119	696	—	99,815
Content
- production & distribution	52,367	—	—	52,367
- branded consumer products	43,204	—	(31,470)	11,734
Eliminations	(1,745)	—	—	(1,745)

	347,863	14,716	(46,479)	316,100

EBITDA:(1)
Television	49,813	2,592	(4,551)	47,854
Radio	20,360	99	—	20,459
Content
- production & distribution	7,576	—	—	7,576
- branded consumer products	4,925	—	(2,510)	2,415
Corporate	(2,317)	—	—	(2,317)
Eliminations	(140)	—	—	(140)

	80,217	2,691	(7,061)	75,847

(1)	EBITDA means net income before minority interest, equity earnings from investees, income tax expense, restructuring charges, foreign exchange loss, other (income)/expense, loss/(gain) on sale of investments, interest on long-term debt, amortization and depreciation.

(2)	See note 2(a) to the consolidated financial statements which discusses the adoption of the proportionate consolidation for certain investments on a retroactive basis.

FISCAL 2003 DIVESTITURES

Corus is a Canadian-based media and entertainment company that has grown both organically and through acquisitions. Corus competes in three sectors - Television, Radio, and Content with the following fiscal 2003 divestitures:

•	On October 31, 2002, Corus completed the sale of its 70% interest in Country Canada.

•	Effective November 30, 2002, Corus completed the sale of its 100% interest in Sound Products Limited.

OVERVIEW OF CONSOLIDATED RESULTS

Corus delivered solid earnings growth in the second quarter in its key operating areas.

Second Quarter Results

Revenues

Revenues for second quarter fiscal 2003 were $147.5 million, down 12% from $167.7 million last year. The decrease in revenues was largely attributable to various divestitures in fiscal 2002. On a pro forma basis, consolidated revenues were up 1% over the prior year.

Operating, general and administrative expenses

Operating, general and administrative expenses for second quarter fiscal 2003 were $116.1 million, down $20.0 million (15%) from $136.1 million in the prior year. On a pro forma basis, operating, general and administrative expenses were down 2% as a result of improved operating efficiencies.

EBITDA

EBITDA for second quarter fiscal 2003 was $31.4 million, compared to $31.6 million last year. On a pro forma basis, EBITDA was up 12% over the prior year. Television and Radio achieved pro forma EBITDA growth of 18% and 30% respectively. As expected, the pro forma EBITDA of our Content division was down 45% as we produced fewer episodes in the quarter. EBITDA as a percentage of revenues was 21% for the fiscal 2003 quarter compared to 19% for the second quarter fiscal 2002 on a pro forma basis.

Depreciation

Depreciation expense for second quarter fiscal 2003 was $6.0 million, down from $6.6 million last year. The decrease was due to various divestitures partially offset by increased capital asset base in remaining operations.

Amortization

Amortization expenses for second quarter fiscal 2003 were $3.1 million, up from $1.6 million last year. The increase is the result of amortizing the additional deferred financing charges incurred in the third quarter fiscal 2002. Also included in the fiscal 2003 amount is a one-time write-off of approximately $1.0 million related to a credit facility that was cancelled by the Company in early March 2003.

Interest expense

Interest expense for second quarter fiscal 2003 was $15.6 million, up from $11.4 million last year. The effective interest rate for the second quarter fiscal 2003 was 8.8% compared to 5.9% in the prior year.

Gain on sale of investments

The gain on sale of investments of $18.0 million in the second quarter fiscal 2002 was the result of the disposal of our 29.9% interest in The Comedy Network.

Other (income) expense

Other income for second quarter fiscal 2003 was $4.7 million, compared to other expense of $0.8 million prior year due to foreign exchange gains on U.S. dollar balances in the current year.

Income taxes

Income taxes as a percentage of income before taxes for second quarter fiscal 2003 were 35%, up from 32% last year.

Net income

Net income for the second quarter fiscal 2003 was $7.0 million, down from $19.3 million last year. Net income for the second quarter fiscal 2002 included an after-tax gain of $14.3 million on sale of investments. Earnings per share for second quarter fiscal 2003 was $0.16 basic ($0.16 diluted) compared with earnings per share of $0.45 basic ($0.45 diluted) last year.

Six Months Year-to-Date

Revenues

Revenues for the six-month period were $313.5 million, down 10% from $347.9 million last year. The decrease in revenues was attributable to various dispositions. On a pro forma basis, consolidated revenues were comparable to the prior year, showing strong growth from the Radio division.

Operating, general and administrative expenses

Operating, general and administrative expenses for the six-month period were $234.1 million, down $33.5 million (13%) from $267.6 million in the prior year. On a pro forma basis, operating, general and administrative expenses were down 3% as a result of increased operating efficiencies.

EBITDA

EBITDA for the six-month period was $79.4 million, comparable to $80.2 million last year. On a pro forma basis, EBITDA was up 5% over the prior year. Television and Radio achieved pro forma EBITDA growth of 19% and 13% respectively; however, Content was down 74% as a result of lower production. EBITDA as a percentage of revenues for the six months ended February 28, 2003 was 25% compared to 24% on a pro forma basis for the same period in the prior year.

Depreciation

Depreciation expense for the six-month period was $12.1 million, down from $12.3 million last year. The slight decrease was the result of various business divestitures offset by a higher capital asset base in the remaining operations.

Amortization

Amortization expenses for the six-month period was $5.4 million, up from $3.0 million last year. The increase is the result of amortizing the additional deferred financing charges incurred in the third quarter fiscal 2002. Also included in the fiscal 2003 amount is a one-time write-off of approximately $1.0 million related to a credit facility that was cancelled by the Company in early March 2003.

Interest expense

Interest expense for the six-month period was $31.1 million, up from $25.2 million last year. The effective interest rate for the first six months of fiscal 2003 was 8.8% compared to 6.6% in the prior year.

Loss/(gain) on sale of investments

The net loss on sale of investments of $1.0 million in the six-month period is primarily the result of the disposition of the 70% interest in the digital channel, Country Canada. The prior year net gain resulted from the disposal of our 29.9% interest in The Comedy Network and approximately 1.1 million shares of Astral Media Inc.

Other (income) expense

Other income for the six-month period was $5.1 million, compared to other expense of $1.5 million last year primarily due to foreign exchange gains on U.S. dollar balances in the current year.

Restructuring charges

In response to the weakened world market for film production and distribution, Corus continued to streamline operations to ensure the Company’s profitability and competitive positioning in all divisions. Accordingly, restructuring charges of $5.0 million were recorded in the first quarter, representing workforce reductions in the Content division. This reduced workforce is indicative of the reduced level of programming slated for future production.

Income taxes

Income taxes as a percentage of income before taxes were 45% for the first six months compared to 34% last year.

Equity earnings from investees

Equity earnings from investees for the six-month period was nil compared to $0.1 million last year. The decrease relates to consolidation of Telelatino in November 2001 which had previously been accounted for on the equity basis.

Net income

Net income for the six-month period was $15.3 million compared to net income of $23.1 million last year. Earnings per share for the six-month period was $0.36 basic ($0.36 diluted) compared with earnings per share of $0.54 basic ($0.54 diluted) last year.

TELEVISION

The Television division consists of the following: specialty television networks YTV, Treehouse TV, W Network (formerly WTN), Corus’ 80% interest in CMT (Country Music Television) and 50.5% interest in Telelatino, 50% interest in Locomotion, and 40% interest in Teletoon; Corus’ Premium Television Services of Movie Central and Encore; interests in four digital television channels; Digital ADventure, a cable advertising service; three local television stations; and Max Trax (formerly DMX Commercial), a residential digital audio service.

Financial Highlights

	Three months ended			Six months ended

(Unaudited)	Feb. 28	Feb. 28	Feb. 28	Feb. 28	Feb. 28	Feb. 28
(thousands of Canadian dollars)	2003	2002	2002	2003	2002	2002

		(restated)(3)	Pro forma(4)		(restated)(3)	Pro forma(4)

Revenues	71,596	78,940	71,594	156,668	154,918	153,929
EBITDA(1)	22,775	22,335	19,356	56,937	49,813	47,854
EBITDA margin(2)	32%	28%	27%	36%	32%	31%

(1)	EBITDA means net income before minority interest, equity earnings from investees, income tax expense, restructuring charges, other (income)/expense, loss/(gain) on sale of investments, interest on long-term debt, amortization and depreciation.

(2)	EBITDA margin means EBITDA as a percentage of revenues.

(3)	See note 2(a) to the consolidated financial statements which discusses the adoption of the proportionate consolidation for certain investments on a retroactive basis.

(4)	See table under Supplemental Earnings Measures.

While revenues for the second quarter decreased 9% to $71.6 million from $78.9 million last year, EBITDA was up 2% from $22.3 million to $22.8 million. On a pro forma basis, quarterly revenues were flat in contrast to an EBITDA increase of 18% year over year.

In the first six months of 2003, revenues increased 1% to $156.7 million from $154.9 million last year. Year-to-date EBITDA increased 14% to $56.9 million, up from $49.8 million last year. Pro forma comparison shows year-to-date improvements of 2% and 19% for revenue and EBITDA respectively.

EBITDA as a percentage of revenues was 32% for the quarter and 36% for the first six months.

Advertising revenue continued to show strong pro forma gains, increasing 10% and 8% over the prior year quarter and year-to-date respectively. The majority of the advertising revenue gain came from the strong performance at W which bettered pro forma prior year by an impressive 54% for the quarter and 47% year-to-date. Teletoon and YTV also performed well with combined 12% and 10% increases over last year’s quarter and year-to-date results.

RADIO

The Radio division is comprised of 50 radio stations, subject to CRTC approval of the divestiture of two Oshawa radio stations, situated primarily in eight of the ten largest Canadian markets by population and in the densely populated area of southern Ontario. Corus is Canada’s leading radio operator in terms of revenues and audience reach.

Financial Highlights

	Three months ended			Six months ended

(Unaudited)	Feb. 28	Feb. 28	Feb. 28	Feb. 28	Feb. 28	Feb. 28
(thousands of Canadian dollars)	2003	2002	2002	2003	2002	2002

			Pro forma(3)			Pro forma(3)

Revenues	48,886	43,482	43,720	108,207	99,119	99,815
EBITDA(1)	7,115	5,408	5,486	23,210	20,360	20,459
EBITDA margin(2)	15%	12%	13%	21%	21%	20%

(1)	EBITDA means net income before minority interest, equity earnings from investees, income tax expense, restructuring charges, other (income)/expense, loss/(gain) on sale of investments, interest on long-term debt, amortization and depreciation.

(2)	EBITDA margin means EBITDA as a percentage of revenues.

(3)	See table under Supplemental Earnings Measures.

Radio revenues in the second quarter increased 12% to $48.9 million from $43.5 million last year. EBITDA was $7.1 million, up 32% from $5.4 million last year. Pro forma quarterly comparison shows Radio revenues increasing 12% year over year and an EBITDA improvement of 30%.

In the first six months of 2003, revenues increased 9% to $108.2 million from $99.1 million last year. Year-to-date, EBITDA increased 14% to $23.2 million. Pro forma comparison shows year-to-date improvements of 8% and 13% for revenue and EBITDA respectively.

EBITDA as a percentage of revenues was 15% for the quarter and 21% for the first six months.

In the quarter, Corus Radio continued to see strong improvement in the national advertising market across all regions, showing a 22% improvement from the prior year pro forma. While all of Corus Radio realized gains in local advertising year over year for the quarter, as was the case last quarter, the operations in Quebec achieved the strongest improvement.

CONTENT

Content’s operations consist of the production and distribution of television programs, merchandise licensing and publishing.

Financial Highlights

	Three months ended			Six months ended

(Unaudited)	Feb. 28	Feb. 28	Feb. 28	Feb. 28	Feb. 28	Feb. 28
(thousands of Canadian dollars)	2003	2002	2002	2003	2002	2002

			Pro forma(3)			Pro forma(3)

Revenues
- production & distribution	18,488	25,533	25,533	34,691	52,367	52,367
- branded consumer products	10,456	20,356	5,750	16,920	43,204	11,734

	28,944	45,889	31,283	51,611	95,571	64,101

EBITDA(1)
- production & distribution	(287)	3,733	3,733	(840)	7,576	7,576
- branded consumer products	2,867	1,583	965	3,462	4,925	2,415

	2,580	5,316	4,698	2,622	12,501	9,991

EBITDA margin(2)
- production & distribution	—	15%	15%	—	14%	14%
- branded consumer products	27%	8%	17%	20%	11%	21%
	9%	12%	15%	5%	13%	16%

(1)	EBITDA means net income before minority interest, equity earnings from investees, income tax expense, restructuring charges, other (income)/expense, loss/(gain) on sale of investments, interest on long-term debt, amortization and depreciation.

(2)	EBITDA margin means EBITDA as a percentage of revenues.

(3)	See table under Supplemental Earnings Measures.

Revenues for the quarter were $28.9 million, a decrease of 7% over the prior year, on a pro forma basis. For the first six months, revenues decreased by 19% to $51.6 million from $64.1 million prior year pro forma. EBITDA for the quarter was $2.6 million for both the quarter and year-to-date.

The Production and Distribution business experienced a decrease in revenue of 28% for the second quarter and 34% for the first six months of 2003 reflecting a decrease of 53% for current year production to $8.3 million year to date. The decrease in current production revenue is driven by a decrease in proprietary production to 89 episodes in the first six months from 117 episodes for the same period last year.

For the branded consumer products business, on a pro forma basis, revenues increased 82% in the second quarter (44% for the first six months) from the prior year while EBITDA was up 197% from the prior year (43% year-to-date). Current year merchandise sales showed strong results from Beyblade.

Cash flow from the division was positive during the quarter and we remain on track to achieve neutral cash burn for the fiscal year.

LIQUIDITY AND CAPITAL RESOURCES

Cash flow

Cash flow derived from operations for the quarter was $50.9 million down from $57.3 million last year. The decrease is due to the reduced production slate at the Content division. Cash flow per share for the quarter was $1.19 basic ($1.19 diluted) compared with $1.34 basic ($1.33 diluted) last year.

Cash used by investing activities in the quarter was $55.5 million, up $11.3 million from $44.2 million the prior year. The net increase was due to the following:

•	Proceeds of $36.0 million from the sale of the investment in The Comedy Network were received in the prior year.

•	Decreased film investments of $9.3 million as a result of lower productions at Nelvana.

•	Lower cash usage for material business acquisitions and investments. Fiscal 2003 included only $4.1 million for various investments and Q2 fiscal 2002 included $18.9 million for Tri-Co Broadcasting and other various investments.

Cash flow used in financing activities during the quarter was $6.7 million compared $18.7 million last year principally due to reduced repayment of long-term debt year over year.

Long-term debt

Excluding the write-down to film investments in the fourth quarter of 2002, the ratio of 12 months EBITDA to long-term debt at February 28, 2003 is 3.9 to 1. Management considers the current level of long-term debt to be reasonable.

IMPACT OF NEW ACCOUNTING PRONOUNCEMENTS

Foreign Currency Translation

The Company has retroactively adopted with restatement section 1650, Foreign Currency Translation, of the CICA Handbook which eliminates the unique Canadian treatment of deferring and amortizing unrealized translation gains and losses on long term monetary items. The new recommendations require that these unrealized translation gains and losses be included in the determination of net income as they arise. The retroactive adoption of this accounting policy has caused the consolidated balance sheet, statements of income and retained earnings, and cash flows for the periods ended February 28, 2002 to be restated (see Note 2(b) of the financial statements for more detail).

Stock-based Compensation

In 2001, the CICA issued Handbook Section 3870, effective for fiscal years beginning on or after January 1, 2002. This pronouncement establishes a new standard for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services provided to a company by both employees and non-employees.

The standard requires that, for all stock-based payments to non-employees and to employees where the stock-based awards call for settlement in cash or other assets, including stock appreciation rights, a compensation expense be recognized in the statement of earnings, determined using a fair value based method of accounting. The standard is effective for the Company’s fiscal year beginning September 1, 2002 and is applied to stock-based awards granted on or after that date.

The Company adopted the new standard on September 1, 2002, and includes the compensation costs associated with such payments and awards in its statement of earnings.

Additionally, for stock options granted to its employees, the new standard permits the Company to continue its existing policy of recognizing no compensation expense. Consideration paid by employees on the exercise of stock options is recorded as an increase in the Company’s cash and share capital accounts (for details of the pro forma disclosure of stock option expense, see Note 2(c) of the financial statements).

RECENT ACCOUNTING PRONOUNCEMENTS

Hedging Relationships

In November 2001, the CICA issued Accounting Guideline 13, Hedging Relationships (“AcG 13”). AcG-13 establishes new criteria for hedge accounting and will apply to all hedging relationships in effect for the Company’s fiscal year commencing on September 1, 2003 under Canadian GAAP. To qualify for hedge accounting, consistent with U.S. GAAP, the hedging relationship must be appropriately documented at the inception of the hedge and there must be reasonable assurance, both at the inception and throughout the term of the hedge, that the hedging relationship will be effective. Effectiveness requires a high correlation of changes in fair values or cash flows between the hedged item and the hedge. The Company currently documents all hedging relationships on an ongoing basis. The Company expects to be able to comply with the requirements of AcG-13 such that all of its current hedges will continue to qualify for hedge accounting.

RISKS AND UNCERTAINTIES

There have been no material changes in any risks or uncertainties facing Corus since the year ended August 31, 2002.

FORWARD-LOOKING STATEMENTS

This Report to Shareholders contains forward-looking statements. The results or events predicted in these statements may differ materially from actual results or events. These forward-looking statements can generally be identified by the use of statements that include phrases such as “believe”, “expect”, “anticipate”, “intend”, “plan”, “likely”, “will” or similar words or phrases. Similarly, statements that describe our objectives, plans or goals are or may be forward-looking statements. These forward-looking statements are based on our current expectations and our projections about future events. However, whether actual results and developments will conform with our expectations and projections is subject to a number of risks and uncertainties, including, among other things: our ability to attract and retain advertising revenues; audience acceptance of our television programs and cable networks; our ability to recoup production costs, the availability of tax credits and the existence of co-production treaties; our ability to compete in any of the industries in which we do business; the opportunities (or lack thereof) that may be presented to and pursued by us; conditions in the entertainment, information and communications industries and technological developments therein; changes in laws or regulations or the interpretation or application of those laws and regulations; our ability to integrate and realize anticipated benefits from our acquisitions and to effectively manage our growth; and, changes in accounting standards. These are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of our forward-looking statements. Other unknown and unpredictable factors could also harm our results. Consequently, there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us. Unless otherwise required by applicable securities laws, we disclaim any intention or obligation to publicly update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

On behalf of the Board,

John M. Cassaday President and Chief Executive Officer	Heather A. Shaw Executive Chair	April 24, 2003

CORUS ENTERTAINMENT INC.
APPENDIX A
ADJUSTED BASIC EARNINGS PER SHARE
(unaudited)

Net income for the three and six months ended February 28, 2003 and 2002 reflect a number of items not considered to be in the ordinary course of business and accounting policy changes which affect the comparability of the figures. These items include:

•	Gains and losses on sale of investments in fiscal 2003 and 2002

•	Restructuring charges in fiscal 2003 and 2002

Comparable results, adjusted to exclude the above items are as follows:

	Three months ended		Six months ended

	Feb. 28	Feb. 28	Feb. 28	Feb. 28
(thousands of Canadian dollars)	2003	2002	2003	2002

		(restated)(2)		(restated)(2)

Net income, as reported	7,028	19,309	15,324	23,055
Gain/loss on sale of investments, after-tax	—	(14,348)	659	(10,791)
Restructuring charge, after-tax	—	—	3,480	9,800

Adjusted net income	7,028	4,961	19,463	22,064

	Three months ended		Six months ended

	Feb. 28	Feb. 28	Feb. 28	Feb. 28
(dollars per share)	2003	2002	2003	2002

		(restated)(2)		(restated)(2)

Basic earnings per share, as reported	$0.16	$0.45	$0.36	$0.54
Gain/loss on sale of investments, after-tax	—	(0.33)	0.02	(0.25)
Restructuring charge, after-tax	—	—	0.08	0.23

Adjusted basic earnings per share(1)	$0.16	$0.12	$0.46	$0.52

(1)	See Supplemental Earnings Measures.

(2)	See note 2(b) to the consolidated financial statements which discusses the adoption of the new Canadian accounting standard with respect to foreign currency translation.

CORUS ENTERTAINMENT INC.
CONSOLIDATED BALANCE SHEETS

(Unaudited) (thousands of Canadian dollars)	February 28, 2003	August 31, 2002

		Restated (note 2(a))

ASSETS
Current
Cash and cash equivalents	16,080	26,644
Accounts receivable	163,153	172,406
Prepaid expenses and other	10,435	10,024
Inventories	4,128	4,230
Program and film rights	82,739	57,393
Future tax asset	10,525	—

Total current assets	287,060	270,697

Tax credits receivable	31,643	30,332
Investments and other assets	38,899	33,655
Capital assets	95,549	101,348
Program and film rights	34,557	24,736
Film investments	150,772	140,601
Deferred charges	32,032	37,721
Broadcast licenses and other intangibles	509,329	509,329
Goodwill	791,565	791,565

	1,971,406	1,939,984

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	186,273	193,119
Income taxes payable	13,301	6,243
Future tax liability	—	2,248
Current portion of long-term debt	2,153	2,391

Total current liabilities	201,727	204,001
Long-term debt	641,633	646,614
Deferred credits	98,185	76,631
Other long-term liabilities	6,610	6,610
Future tax liability	152,965	149,967
Minority interest	6,521	5,445

Total liabilities	1,107,641	1,089,268
SHAREHOLDERS’ EQUITY
Share capital (note 5)	881,631	881,415
Deficit	(16,562)	(31,886)
Cumulative translation adjustment	(1,304)	1,187

Total shareholders’ equity	863,765	850,716

	1,971,406	1,939,984

See accompanying notes

CORUS ENTERTAINMENT INC.
CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS (DEFICIT)

	Three months ended		Six months ended

(Unaudited)	Feb. 28	Feb. 28	Feb. 28	Feb. 28
(thousands of Canadian dollars except per share data)	2003	2002	2003	2002

		Restated (note 2(a) (b))		Restated (note 2(a) (b))

Revenues	147,542	167,682	313,484	347,863
Operating, general and administrative expenses (note 3)	116,111	136,121	234,095	267,646

Income before the following	31,431	31,561	79,389	80,217
Depreciation	6,001	6,644	12,059	12,349
Amortization	3,091	1,551	5,350	3,045
Interest on long-term debt	15,626	11,410	31,121	25,173
Loss/(gain) on sale of investments (note 4)	—	(17,967)	994	(13,504)
Other (income)/expense (note 3)	(4,692)	827	(5,060)	1,495
Restructuring charges (note 6)	—	—	5,025	15,888

Income before income taxes	11,405	29,096	29,900	35,771
Income tax expense	4,014	9,361	13,500	12,202

Income before equity earnings from investees and minority interest	7,391	19,735	16,400	23,569
Equity earnings from investees	—	—	—	115
Minority interest	(363)	(426)	(1,076)	(629)

Net income	7,028	19,309	15,324	23,055

Retained earnings (deficit), beginning of period, as previously reported	(23,590)	138,058	(31,886)	134,151

Adjustment for change in accounting policies (note 2(b))	—	2,449	—	2,610

Retained earnings (deficit), end of period	(16,562)	159,816	(16,562)	159,816

Earnings per share — Class A voting and Class B non-voting
Basic	$0.16	$0.45	$0.36	$0.54
Diluted	$0.16	$0.45	$0.36	$0.54
Weighted average number of shares outstanding (in thousands)
Basic	42,641	42,611	42,641	42,616
Diluted	42,641	42,935	42,641	42,776

See accompanying notes

CORUS ENTERTAINMENT INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended		Six months ended

(Unaudited)	Feb. 28	Feb. 28	Feb. 28	Feb. 28
(thousands of Canadian dollars except per share data)	2003	2002	2003	2002

		Restated (note 2(a) (b))		Restated (note 2(a) (b))

OPERATING ACTIVITIES
Net income	7,028	19,309	15,324	23,055
Add (deduct) non-cash items:
Depreciation	6,001	6,644	12,059	12,349
Amortization of program and film rights and film investments	39,878	49,080	70,789	97,914
Other amortization	3,091	1,552	5,350	3,045
Future income taxes	(2,326)	(2,468)	(9,965)	(11,763)
Loss/(gain) on sale of investments	—	(17,967)	994	(13,504)
Equity earnings from investees	—	—	—	(115)
Minority interest	363	426	1,076	629
Other (note 3)	(3,138)	716	(3,083)	1,940

Cash flow derived from operations	50,897	57,292	92,544	113,550
Net change in non-cash working capital balances related to operations	16,728	4,908	(16,458)	(35,594)
Other	6	1,541	(59)	2,217

Cash provided by operating activities	67,631	63,741	76,027	80,173

INVESTING ACTIVITIES
Additions to capital assets	(3,646)	(6,864)	(7,096)	(11,276)
Net proceeds from sale of investments	—	36,000	—	84,577
Net proceeds from business divestitures	788	—	1,988	—
Business acquisitions, net of cash acquired	—	(4,268)	—	(66,162)
Additions to investments	(4,149)	(14,654)	(6,852)	(32,718)
Payments of program and film rights	(28,268)	(25,626)	(50,729)	(51,138)
Additions to film investments	(17,526)	(26,777)	(43,973)	(53,645)
Additions to deferred charges	(38)	(1,774)	(52)	(5,410)
Other	(2,654)	(266)	(5,968)	(4,191)

Cash used in investing activities	(55,493)	(44,229)	(112,682)	(139,963)

FINANCING ACTIVITIES
Decrease in bank overdrafts	—	—	—	(3,600)
Increase/(decrease) in revolving loans	(4,324)	(5,000)	28,353	130,000
Decrease in securitized borrowing	—	—	—	(44,750)
Decrease in other long-term debt	(2,396)	(11,719) (11,719)	(2,478)	(11,864)
Issuance of shares	—	442	—	442
Other	—	(2,445)	216	(2,445)

Cash provided by (used in) financing activities	(6,720)	(18,722)	26,091	67,783

Net increase (decrease) in cash and cash equivalents during the period	5,418	790	(10,564)	7,993
Cash and cash equivalents, beginning of the period	10,662	7,203	26,644	—

Cash and cash equivalents, end of the period	16,080	7,993	16,080	7,993

Cash flow derived from operations per share
Basic	$1.19	$1.34	$2.17	$2.66
Diluted	$1.19	$1.33	$2.17	$2.65

Corus Entertainment Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
February 28, 2003

1.	SIGNIFICANT ACCOUNTING POLICIES

The notes presented in these interim financial statements include only significant events and transactions occurring since the Company’s last fiscal year and are not fully inclusive of all matters normally disclosed in the Company’s annual audited financial statements. As a result, these interim financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended August 31, 2002.

These interim unaudited consolidated financial statements follow the same accounting policies and methods of application as the most recent annual consolidated financial statements except as disclosed in note 2.

2.	ACCOUNTING CHANGES

(a)	Proportionate consolidation

Commencing December 1, 2002, the Company has retroactively adopted with restatement the proportionate consolidation of its 40% interest in Teletoon and its 50% interest in The Locomotion Channel. Both of these investments afford the Company joint control of the strategic operating, investing and financing decisions and the Company is now reflecting the assets, liabilities, and operating results to the extent that they are owned by the Company. The retroactive adoption of this accounting policy has not impacted net income and earnings per share as the previous equity accounting for these investments correctly presented the earnings of these investments in summary. The consolidated balance sheet, as at August 31, 2002 and the consolidated income statement and consolidated cash flow statement for the periods ended February 28, 2002 have been restated to reflect the Company’s proportionate share of these investments and do not have a material impact to the consolidated financial statements. The reclassifications on the consolidated balance sheet as at August 31, 2002 are as follows:

	August 31,	Proportionate	Proportionate	August 31,
	2002	Teletoon -	Locomotion -	2002
(thousands of Canadian dollars)	As Audited	40%	50%	As Restated

BALANCE SHEET ITEMS
Cash and cash equivalents	20,467	5,604	573	26,644
Accounts receivable	166,650	3,057	2,699	172,406
Prepaid expenses and other	9,850	4	170	10,024
Program and film rights — current	50,332	7,061	—	57,393
Investments and other assets	84,755	(37,732)	(13,368)	33,655
Capital assets	100,841	374	133	101,348
Program and film rights — long term	15,645	7,735	1,356	24,736
Deferred charges	37,486	235	—	37,721
Broadcast licenses and other intangibles	482,594	26,735	—	509,329
Goodwill	781,373	(239)	10,431	791,565
Accounts payable and accrued liabilities	178,277	12,549	2,293	193,119
Income taxes payable	5,748	495	—	6,243
Future tax liability — long-term	150,177	(210)	—	149,967
Cumulative translation adjustment	1,486	—	(299)	1,187

(b)	Foreign currency translation

Commencing September 1, 2002, the Company has retroactively adopted with restatement the amended Canadian standard for foreign currency translation, which is consistent with U.S. standards and eliminates the treatment of deferring and amortizing unrealized translation gains and losses on long term monetary items that are not hedged and requires that unrealized translation gains and losses be included in the determination of net income as they arise. The retroactive adoption of this accounting policy, together with the adoption in fiscal 2002 of the standard related to goodwill and other intangible assets, has had the following impact on the financial statements for the three months ended, and as of, February 28, 2002:

	Three months ended	Six months ended
(thousands of Canadian dollars, except per share amounts)	Feb. 28, 2002	Feb. 28, 2002

Other (income)/expense
As previously reported	$626	$1,093
Adjustment	201	402

As restated	$827	$1,495

Income taxes
As previously reported	$9,401	$12,282
Adjustment	(40)	(80)

As restated	$9,361	$12,202

Net income
As previously reported	$19,470	$23,377
As restated	$19,309	$23,055
Basic earnings per share
As previously reported	$0.46	$0.55
As restated	$0.45	$0.54
Retained earnings, as at Sept. 1, 2001
As previously reported	$288,058	$284,151
Adjustment for adoption of goodwill and other intangible assets	(150,000)	(150,000)
Adjustment for adoption of foreign currency translation	2,449	2,610

As restated	$140,507	$136,761

(c)	Stock-based compensation and other stock-based payments

Commencing September 1, 2002, the Company adopted the new accounting standard which requires that a fair value based method of accounting be applied to all stock-based payments to non-employees and to direct awards of stock to employees. However, the new standard permits the Company to continue its existing policy of recording no compensation cost on the grant of stock options to employees but with additional disclosures of pro forma information. The Company has applied the pro forma disclosure provisions of the new standard to awards granted on or after September 1, 2002. The pro forma effect of awards granted prior to September 1, 2002 has not been included. The standard requires the disclosure of pro forma net earnings and earnings per share information as if the Company had accounted for employee stock options under the fair value method. The fair value of the options issued in the quarter was determined using the Black Scholes option pricing model. The following table shows the assumptions used in the pricing model and the impact on the net income and earnings per share for the quarter and year to date. For purposes of pro forma disclosures, the estimated fair value of the options granted during the year is amortized to income over the vesting period on a straight line basis. In addition to issuing options during the year, the Company also extended the life of all currently outstanding options from 5 to 7.5 years; pro forma disclosure of this extended life has been reflected to the extent that the outstanding options were vested as of February 28, 2003. The remainder of the benefit will be disclosed in the notes to the financial statements as the options vest and will be offset to the extent that options are cancelled. See Note 5 of the financial statements for more details.

Pro forma stock compensation disclosures:

	Three months ended	Six months ended
(thousands of Canadian dollars, except per share amounts)	Feb. 28, 2003	Feb. 28, 2003

Net income	7,028	15,324
Estimated stock-based compensation costs	(3,779)	(4,037)

Pro forma net income	3,249	11,287
Pro forma earnings per share
Basic	$0.08	$0.26
Diluted	$0.08	$0.26

Assumptions
Expected lives (in years)	Various	Various
Risk-free interest rates	4.9% to 5.0%	4.9% to 5.0%
Dividend yield	0%	0%
Volatility	39.3% to 41.1%	39.3% to 41.1%

3.	FOREIGN EXCHANGE GAINS AND LOSSES

The Company has reflected certain gains and losses in its consolidated statements of income and retained earnings and the consolidated statements of cash flows as a result of exposure to foreign currency exchange rate fluctuations. A portion of these gains and losses relate to operating activities while others are of a financing nature. The following table details the foreign exchange gains and losses that are contained within the various financial statements:

	Three months ended		Six months ended

	Feb. 28	Feb. 28	Feb. 28	Feb. 28
(thousands of Canadian dollars)	2003	2002	2003	2002

Consolidated statements of income and retained earnings
Operating, general and administrative expenses	(466)	(414)	(458)	(595)
Other (income)/expense	(4,016)	1,269	(3,960)	2,398

Total foreign exchange (gain)/loss	(4,482)	855	(4,418)	1,803
Consolidated statements of cash flows
Add/(deduct) non-cash items — Other	(3,108)	406	(3,053)	1,535

4.	DIVESTITURES

(a)	Country Canada

On October 31, 2002, Corus sold its 70% interest in Country Canada, a digital service channel, for cash consideration of $1,200,000. The transaction resulted in a pre-tax loss of approximately $1,300,000.

(b)	Sound Products Limited

Effective November 30, 2002, Corus sold all of its outstanding shares in Sound Products Limited for approximately $1,300,000. A note receivable was recorded at November 30, 2002, of which $750,000 was received subsequent to the quarter end. The remaining balance is collateralized by the assets and undertaking of Sound Products Limited and accrues interest at a prescribed rate. This amount will be collected over a three year period.

5.	SHARE CAPITAL

Authorized:

The Company is authorized to issue an unlimited number of Class A participating shares (“Class A Voting Shares”), Class B non-voting participating shares (“Class B Non-Voting Shares”), Class A Preferred Shares, and Class 1 and Class 2 Preferred shares.

Issued and Outstanding:

Feb. 28	Aug. 31		Feb. 28	Aug. 31
2003	2002		2003	2002

(number of shares)			(thousands of Canadian dollars)

1,794,712	1,838,712	Class A Voting Shares	27,796	28,478
40,846,588	40,802,588	Class B Non-Voting Shares	855,664	854,982
n/a	n/a	Executive stock purchase loans	(1,829)	(2,045)

42,641,300	42,641,300		881,631	881,415

During the current fiscal year, the following option grants were made:

Grant Date	# of options	Strike Price	Estimated Life

September 1, 2002 *	470,000	$20.25	5 years
December 9, 2002	40,000	$19.05	5 years
January 2, 2003	17,500	$19.20	5 years

Total options	527,500

*	An additional 65,000 options were granted but are contingently issuable upon meeting certain performance targets.

In addition to issuing the above options, on January 23, 2003 the Board of Directors approved an extension of the lives of all outstanding options. Including those options listed in the table above, the original 5 year life of all currently outstanding options was adjusted to 7.5 years. The benefit of this extended option life to the employees, calculated using the Black Scholes option pricing model, is reflected in the pro forma disclosure in Note 2(c) of the financial statements to the extent that the options were vested.

As of February 28, 2003, the Company has outstanding stock options for 2,974,272 Class B Non-Voting shares, of which 1,177,976 are vested. The maximum number of shares that can be reserved for issuance under the Company’s Stock Option Plan is 4,084,642.

The following is a reconciliation of the numerators and denominators used for the computation of the basic and diluted earnings per share amounts.

	3 months ended		6 months ended

	Feb. 28	Feb. 28	Feb. 28	Feb. 28
(thousands of Canadian Dollars)	2003	2002	2003	2002

Net income for the period (numerator)	7,028	19,309	15,324	23,055

(thousands of shares)
Weighted average number of shares outstanding (denominator)	42,641	42,611	42,641	42,616
Weighted average number of share outstanding — basic
Effect of dilutive securities	—	324	—	160

Weighted average number of shares outstanding — diluted	42,641	42,935	42,641	42,776

6.	RESTRUCTURING CHARGES

During the first quarter, a restructuring charge of $5.0 million (2002 — $15.9 million) was recorded. The charge represents workforce reductions in the Content division. This reduced workforce is indicative of the reduced level of programming slated for future production. The provision at February 28, 2003 of $9.8 million is expected to be substantially drawn down by the end of fiscal 2003.

Restructuring provision balance of $11.3 million included in accounts payable and accrued liabilities as at August 31, 2002 had the following activity in the first six months of fiscal 2003:

	Provision		Cumulative	Provision
	Balance		Cash	Balance
(thousands of Canadian dollars)	Aug. 31, 2002	Additions	Payments	Feb. 28, 2003

Workforce reduction	7,294	5,025	5,108	7,211
Contract settlement and lease costs	3,787	—	1,398	2,389
Other	261	—	60	201

	11,342	5,025	6,566	9,801

7.	BUSINESS SEGMENT INFORMATION

The Company’s business activities are conducted through three reportable operating segments:

Radio Broadcasting (“Radio”)

The Radio segment is comprised of 50 radio stations, subject to CRTC approval of the divestiture of two Oshawa radio stations (2001 — 52 radio stations), situated primarily in high growth urban centres in Canada. Revenues are derived from advertising aired over these stations.

Television

The Television segment includes interests in several specialty television networks, pay television, several conventional television stations, digital audio services and cable advertising services. Revenues are generated from affiliate subscriber fees and advertising.

Content

The Content segment includes the production and distribution of film and television programs and the branded consumer products business (formerly merchandise licensing and publishing businesses) of Nelvana Limited which was acquired in fiscal 2001. Revenues are generated from licensing of proprietary films and television programs, merchandise licensing and publishing.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Management evaluates the business segments’ performance using a profit measure based on revenues less operating, general and administrative expenses.

(a)	Operating revenues and margin

	Three months ended		Six months ended

	Feb. 28	Feb. 28	Feb. 28	Feb. 28
(thousands of Canadian dollars)	2003	2002	2003	2002

		(Restated)(2)		(Restated)(2)

Revenues
Television	71,596	78,940	156,668	154,918
Radio	48,886	43,482	108,207	99,119
Content – production & distribution	18,488	25,533	34,691	52,367
– branded consumer products(1)	10,456	20,356	16,920	43,204
Eliminations	(1,884)	(629)	(3,002)	(1,745)

	147,542	167,682	313,484	347,863

Segment Profit
Television	22,775	22,335	56,937	49,813
Radio	7,115	5,408	23,210	20,360
Content – production & distribution	(287)	3,733	(840)	7,576
– branded consumer products(1)	2,867	1,583	3,462	4,925
Corporate	(785)	(1,364)	(3,082)	(2,317)
Eliminations	(254)	(134)	(298)	(140)

	31,431	31,561	79,389	80,217

(b)	Segment assets

	Feb. 28	Aug. 31
(thousands of Canadian dollars)	2003	2002

		(Restated) (2)

Segment assets
Television	553,523	525,859
Radio	329,577	334,209
Content – production & distribution	235,635	239,013
– branded consumer products	15,066	14,528
Corporate	839,081	827,497
Eliminations	(1,476)	(1,122)

	1,971,406	1,939,984

(1)	With the sale of Klutz in April 2002, the Company combined its publishing and merchandising segments into the branded consumer products segment.

(2)	See note 2(a).

8.	COMPARATIVE CONSOLIDATED FINANCIAL STATEMENTS

Certain comparative consolidated amounts have been reclassified from those previously presented to conform to the presentation of the 2003 consolidated financial statements.